UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
Amendment No. 6

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

VENTURI PARTNERS, INC.
(exact name of registrant, as specified in its charter)

Delaware	56-1930691
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Five LakePointe Plaza, 2nd Floor
2709 Water Ridge Parkway
Charlotte, North Carolina 28217
(address of principal executive offices)
(zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Name of each exchange
Title of each class	on which each class
to be so registered	is to be registered
Stock purchase rights	None

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1.      Description of Registrant’s Securities to be Registered.

     On February 6, 1996, the Board of Directors of Venturi Partners, Inc. (formerly known as Personnel Group of America, Inc.) (the “Company”) declared a dividend of one preferred share purchase right (a “Right”) for each outstanding share of common stock, par value $0.01 per share, of the Company (the “Common Stock”), payable to its stockholders of record as of February 27, 1996 (the “Record Date”). Since the Record Date, the Company has issued one Right with each newly issued share of Common Stock.

     The description and terms of the Rights are set forth in a Rights Agreement, originally dated as of February 6, 1996 (as amended, the “Rights Agreement”), between the Company and The First National Bank of Boston, as rights agent, as amended by a First Amendment to Rights Agreement, dated as of December 13, 2001, between the Company and Wachovia Bank, National Association (formerly known as First Union National Bank), as successor rights agent (the “Rights Agent”); by a Second Amendment to Rights Agreement, dated as of March 14, 2003, between the Company and the Rights Agent; by an Amended and Restated Rights Agreement, dated as of April 14, 2003, between the Company and the Rights Agent; by an Amendment to Amended and Restated Rights Agreement, dated as of August 18, 2003, between the Company and the Rights Agent; and by a Second Amendment to Amended and Restated Rights Agreement, dated as of July 19, 2004, between the Company and the Rights Agent (the “Second Amendment”).

     The Second Amendment effects the following material changes to the Rights Agreement:

     1. Termination of Rights and Rights Agreement Immediately Prior to Merger. The Rights and the Rights Agreement will terminate immediately prior to the merger of VTP, Inc., a wholly owned subsidiary of the Company, with and into COMSYS Holding, Inc. pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of July 19, 2004, as amended, among the Company, VTP, Inc., Venturi Technology Partners, LLC, COMSYS Information Technology Services, Inc., COMSYS Holding, Inc., and each holder of capital stock of COMSYS Holding, Inc. party thereto.

     2. Exceptions to “Acquiring Person” definition. The following additional exceptions to the definition of an “Acquiring Person” were added: (i) COMSYS Information Technology Services, Inc., (ii) COMSYS Holding, Inc., (iii) each holder of capital stock of COMSYS Holding, Inc. party to the Merger Agreement, (iv) each party to the Voting Agreement (the “Voting Agreement”) to be entered into among the Company and each “Significant Holder” (as such term is defined in the Company’s restated certificate of incorporation) as of the Effective Time (as such term is defined in the Merger Agreement), substantially in the form attached as Exhibit O to the Merger Agreement, together with any changes to which the parties thereto agree, and (iv) any respective affiliates or associates of the foregoing (collectively, the “Merger Parties”).

     3. Exceptions for Merger Agreement and Voting Agreement. No Stock Acquisition Date, Distribution Date, Acquisition Transaction or Triggering Event will occur, no Rights will separate from the Common Stock or otherwise become exercisable and no adjustment will be made pursuant to Section 11 of the Rights Agreement in each case by virtue of (i) the execution, delivery or performance of the Merger Agreement (or any amendments thereto) or the consummation of the transactions contemplated thereby, including, without limitation, the Merger (as defined in the Merger Agreement), (ii) the execution, delivery or performance of the Voting Agreement and any amendments thereto, or the consummation of the transactions contemplated thereby, (iii) the announcement of the Merger Agreement or the Voting Agreement, or (iv) any of the Merger Parties becoming the Beneficial Owner (as defined in the Rights Agreement) of shares of Common Stock pursuant to the Merger Agreement, the Voting Agreement or otherwise as a result of any of the transactions contemplated by the Merger Agreement or the Voting Agreement.

     The foregoing description is qualified in its entirety by reference to the Second Amendment, which is attached as an exhibit hereto and incorporated herein by reference.

Item 2.      Exhibits.

Exhibit No.	Description
(1)	Second Amendment to Amended and Restated Rights Agreement, dated as of July 19, 2004, between the Company and the Rights Agent

SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this Amendment No. 6 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

VENTURI PARTNERS, INC.

	By:	/s/ Ken R. Bramlett, Jr.

Senior Vice President,
General Counsel and Secretary

Date: September 24, 2004